SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

Braskem S.A. (“Braskem”), by itself and its controlling company EDSP58 Participações S.A., and Copesul – Companhia Petroquímica do Sul (“Copesul”), in compliance with the provisions of CVM Instruction 358/02, discloses to the market that:

(i) on August 10, 2007, the Brazilian Securities Commission (“CVM”) approved the application for registration of the public tender offer for acquisition of the common shares issued by Copesul, seeking to its delisting from the São Paulo Stock Exchange – BOVESPA (“Tender Offer”), in accordance with provisions of article 4, paragraph 4 of Law 6.404/76 and CVM Instruction 361/02;

(ii) the Tender Offer Notice, which contains all the information concerning the Tender Offer, will be published on August 14, 2007, in the newspapers Official Gazette of the State of Bahia, the Official Gazette of the State of Rio Grande do Sul, Gazeta Mercantil, Jornal A Tarde and Zero Hora;

(iii) the appraisal report of the shares of Copesul, prepared by Calyon Corporate Finance Brasil – Consultoria Financeira Ltda., in accordance with the requirements of CVM, is available to those interested on the site of the São Paulo Stock Exchange – Bovespa, at the headquarters of Braskem, of its controlled company EDSP58 Participações S.A., of Unibanco – União dos Bancos Brasileiros S.A., of Copesul, in addition to CVM itself, and at the following electronic addresses: www.braskem.com.br/ri, www.braskem.com.br/opa-copesul; www.copesul.com.br, www.bovespa.com.br and www.cvm.gov.br.

São Paulo, August 13, 2007

Carlos Fadigas	Michael Machado
Chief Financial and Investors Relations	Chief Financial and Investors Relations
Officer	Officer
Braskem S.A.	Copesul – Companhia Petroquímica do Sul

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 15, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.